                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ALGOS PHARMACEUTICAL CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   015869 10 0
                                 (CUSIP NUMBER)


                               Page 1 of 5 pages

                                      13G/A

CUSIP 015869 10 0
      -----------

1.   NAME OF REPORTING PERSON:

     MICHAEL HYATT
     --------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (A) [ ]
                                                                       (B) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED STATES CITIZEN
     ----------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:

                              862,167

6.   SHARED VOTING POWER:

                              983,723

7.   SOLE DISPOSITIVE POWER:

                              862,167

8.   SHARED DISPOSITIVE POWER:

                              983,723

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                              1,845,890

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                              [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
                                                       10.8%

12.  TYPE OF REPORTING PERSON:

                                       IN


                               Page 2 of 5 pages

ITEM 1.

     (a)  Name of Issuer:    Algos Pharmaceutical Corporation
     (b)  Address of Issuer's Principal Executive Offices:
               1333 Campus Parkway
               Neptune, New Jersey 07753

ITEM 2.
(a)  Name of Person Filing:      Michael Hyatt
     (b)  Address of Principal Business Office:
               Algos Pharmaceutical Corporation
               1333 Campus Parkway
               Neptune, New Jersey 07753
     (c)  Citizenship: United States
     (d) Title of Class of Securities:
                          Common Stock, $.01 par value
     (e)  CUSIP Number: 015869 10 0

ITEM 3. Not applicable.

ITEM 4. OWNERSHIP
     (a)  Amount Beneficially Owned:  1,845,890
     (b)  Percent of Class: 10.8%
     (c) Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote:

                           862,167

          (ii)  shared power to vote or to direct the vote:

                           983,723

          (iii) sole power to dispose or to direct the disposition of:

                           862,167

          (iv) shared power to dispose or to direct the disposition of:

                           983,723


                               Page 3 of 5 pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The 1,845,890 shares reported by Mr. Hyatt, includes 983,723 shares which are held in trusts for which Mr. Hyatt serves as a trustee and as to which shares Mr. Hyatt holds the shared power of disposition and power to vote and 20,750 shares which are held in trust for which Mr. Hyatt serves as trustee and as to which shares Mr. Hyatt holds the sole power of disposition and power to vote.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATION:

          Not applicable.


                               Page 4 of 5 pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 16, 1999

                                              /s/ Michael Hyatt
                                                  -----------------------
                                                  Michael Hyatt

                               Page 5 of 5 pages